As filed with the Securities and Exchange Commission on May 8, 2000

                                                               File No._________

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form SB-1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           WHOLESALE ON THE NET, INC.
             (Exact name of registrant as specified in its charter)

            Nevada                       522200                  75-2823489
-----------------------------     -----------------------    ------------------
(State or jurisdiction of        (Primary Industrial        (I.R.S. Employer
incorporation or organization)    Classification Code No.)   Identification No.)

          1529 E. I-30, Suite 104, Garland, Texas 75043 (972) 303-0405
   (Address, including the ZIP code & telephone number, including area code of
                    Registrant's principal executive office)

                                Thomas N. Bieger
          1529 E. I-30, Suite 104, Garland, Texas 75043 (972) 303-0405
(Name, address, including zip code, and telephone number, including area code of agent for service)

                                   Copies to:
                            T. Alan Owen & Associates
                                Attorneys at Law
                       1112 East Copeland Road, Suite 420
                             Arlington, Texas 76011
                                 (817) 460-4498

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

Title of Each         Amount   Proposed Maximum     Proposed          Amount of
Class of Securities    To be    Offering Price   Maximum Aggregate  Registration
to be Registered    Registered     Per Unit       Offering Price        Fee
--------------------------------------------------------------------------------

Common Stock,
$0.001 par value
Minimum                200,000      $0.25           $   50,000          $278
Maximum              4,000,000      $0.25           $1,000,000          $278
--------------------------------------------------------------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                                         Initial Public Offering
                                                                      Prospectus

                           Wholesale On The Net, Inc.

                Minimum of 200,000 shares of common stock, and a
                   Maximum of 4,000,000 shares of common stock
                                 $0.25 per share

The Offering:                                     Thomas  Bieger  is  the  sole
                Per Share  Minimum     Maximum    officer and director and he is
                ---------  --------  ----------   offering the securities to
Public Price ...   $ 0.25  $ 50,000  $1,000,000   investors.  The funds will be
Underwriting                                      held in escrow by an attorney
    discounts ..    0.015     3,000      60,000   until the minimum amount is
Proceeds to                                       sold and the offering will end
Issuer             $0.235  $ 47,000  $  940,000   on October 31, 2000.

Underwriting discounts/commissions are only payable if registered broker-dealers participate in the offering.


There is currently no market for our securities.

                          ----------------------------

This Investment Involves a High Degree of Risk. You should Purchase Shares Only If You Can Afford A Complete Loss. See "Risk Factors" Beginning on Page 3.

                 Neither   the    Securities   and   Exchange
                 Commission   nor   any   state    securities
                 commission  has approved or  disapproved  of
                 these securities or passed upon the adequacy
                 or   accuracy   of   the   prospectus.   Any
                 representation to the contrary is a criminal offense.

                          ----------------------------


                      This Prospectus is dated May 2, 2000

                               PROSPECTUS SUMMARY

OUR COMPANY

         We are engaged in the sale of products over the internet. We plan to focus on businesses who in our judgement are financially sound but who might have a difficult time getting financing at a bank or other traditional sources. We will lease to these type of businesses since we will be able to charge a higher lease rate than to businesses with unblemished credit histories. We will concentrate on equipment and vehicles that are an integral part of the business which will help further to secure our financial position and secure our payment stream.

THE OFFERING
                                                     Minimum          Maximum
                                                    ---------        ---------
Common stock offered                                  200,000        4,000,000
Total shares outstanding after this offering        1,200,000        5,000,000

USE OF PROCEEDS:

Most of the money you invest will represent proceeds to the company. We will use the proceeds from this offering to:
         o        pay expenses of this offering
         o        develop our website to offer more products and better service
         o        marketing and general working capital


DILUTION:   You will suffer substantial dilution if you invest in this offering.
            The dilution is described below:

o assuming the minimum is sold, you will suffer a dilution of $0.84 for every dollar you invest. In other words, a one dollar investment will have a book value of $0.16 (sixteen cents) after the offering; a twenty-five cent investment ($0.25 -one share) will have a book value of $0.04 (four cents) after the offering;
o assuming the maximum is sold, you will suffer a dilution of $0.24 for every dollar you invest. In other words, a one dollar investment will have a book value of $0.76 (seventy- six cents) after the offering; a twenty-five cent investment ($0.25 -one share) will have a book value of $0.19 (nineteen cents) after the offering.

                                  RISK FACTORS

         You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision.

We rely on our sole officer and director, and since we have no other employees, if we lose his services, we will cease operations causing your investment to become worthless.

         We depend upon the continued services of our executive officer. Since we have no other executive officers and no capital with which to attract others at this time, the loss of his services could cause our company to go dormant or to close down, which would cause the value of your common stock purchased in this offering to become worthless.

Our sole officer has no experience in operating an internet based company company, and this lack of experience could cause our company to fail in its business.

         We are reliant on our sole officer to develop and operate our company in an industry in which he has no experience. At this time he has no commitments for sales or cross marketing agreements and may not be able to market the website to generate sales in the future. If he is unable to generate sales, the value of your investment may decline or become totally worthless.

If we sell only a small amount in this offering, we will only be able to develop our website and only have limited funds with which to market our website; if we do not market our website sufficiently, it could cause our business to grow slowly or even fail.

         Should we raise only a small amount in this offering we may only be able to develop our website so that is it more user friendly and visually appealing. If we raise only a small amount in this offering, a visually appealing website is not sufficient in and of itself to generate sales, and we may not have funds to market our website to generate sales; if this happens your investment may become worthless.

If we sell only a small amount in this offering and technology changes rapidly, we may not have the funds to dedicate to keeping up with the technology; if we cannot keep up with the changing technology, it could cause our website to become obsolete and cause your investment to become worthless.

         The market in which the Company competes is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements and changing customer demands. Accordingly, the Company's future success will depend on its ability to adapt to rapidly changing technologies, to adapt its services to evolving industry standards and to continually improve the performance, features and reliability of its service in response to competitive service and product offerings and evolving demands of the marketplace. The failure of the Company to adapt to such changes would harm the Company's business. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures by the Company to modify or adapt its services or infrastructure. If we only raise a small amount in this offering and technology changes too rapidly, we may not have the funds to devote to these changes and if this happens, your investment may become worthless.

We have very little operating history and have not proved we can operate successfully. If we fail, your investment in our common stock will become worthless.

         Having very little operating history makes it difficult to evaluate our business and forecast our future operating results. We have not proved that we can market effectively over the internet so as to generate sales and continue finding products to sell. Our cash flow will be dependent on the successful implementation of marketing plans and marketing arrangements to attract buyers to our website. If we cannot enter into marketing arrangements to generate sales, the business could suffer from poor cash flow, which will cause the value of your investment in our common stock to decline or become worthless.

No public market has existed for our shares and an active trading market may not develop or be sustained; if that happens, you may not be able to sell the shares you purchase in this offering.

         There has been no public market for our common shares. We cannot assure you that an active trading market will develop or be sustained after this offering. You may not be able to resell your shares at or above the initial public offering price. The initial public offering price has been determined arbitrarily and may not be indicative of the market price for our common shares after this offering.

Our opinion from our independent certified public accountant has a paragraph that states that we do not have sufficient capital to continue as a going concern

         A 'going concern opinion' which was expressed by our auditor means that we do not have sufficient capital resources to operate for the next twelve months in a manner similar to other companies in our industry. The risk to you should you purchase common stock in this offering is that we do not raise sufficient capital and do not continue as a going concern and the amount you can sell your common stock purchased in this offering is lower than the amount you paid for it.

                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks" and "estimates", and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward-looking statements. In addition, the forward-looking events discussed in this prospectus might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

                              PLAN OF DISTRIBUTION

         This is a direct participation offering of the common stock of the Company and is being sold on behalf of the Company by our sole officer and director, who will receive no commission on such sales.

         The money we raise in this offering before the minimum amount is sold will be held under an escrow agreement with T. Alan Owen & Associates, P.C., Attorneys at Law. Such funds will be refunded immediately if the minimum amount is not sold by October 31, 2000.

         We will also invite licensed soliciting broker-dealers that are members of the National Association of Securities Dealers, Inc. to participate, who may hereafter be engaged by us to sell the common stock since at this time we have no underwriting agreement with any licensed broker- dealer. We will pay a 6% commission to the registered broker dealers. Our offering will continue until October 31, 2000. Since we have no underwriting agreement with a licensed broker-dealer, the success of this offering is based on the efforts of the sole officer and director of the Company at this time. We anticipate selling our common stock to investors in the United States, Canada and in some foreign countries.

         Mr. Bieger or his associates/affiliates may not purchase securities in this offering in order to reach the minimum. They may purchase shares after the minimum has been met but that amount is limited to twenty percent (20%) of the total number of shares sold.

         Certificates for shares of common stock sold in this offering will be delivered to the purchasers by Signature Transfer Company, the stock transfer company chosen by the company as soon as the Minimum subscription amount is raised. See the section titled "TRANSFER AGENT".


                                 USE OF PROCEEDS

         The total cost of the minimum offering, exclusive of any sales commissions paid to participating broker dealers, is estimated to be $15,278 ($32,278 if the maximum is sold) consisting primarily of legal, accounting and blue sky fees. There are no agreements or arrangements in place as of the date of this Prospectus for participation of any broker dealers in this offering.

         The following table sets forth how we anticipate using the proceeds from selling common stock in this offering, reflecting the Minimum and Maximum subscription amounts:

                                           $50,000     $500,000   $1,000,000
                                          Minimum      Midpoint     Maximum
--------------------------------------------------------------------------------
Legal, Accounting & Printing Expenses        8,000       12,000       25,000
Other Offering Expenses                      7,278        7,278        7,278
Marketing Expenses & Due Diligence           3,000       30,000       60,000
Net Proceeds to Company                     31,722      450,722      907,722
                                        ----------   ----------   ----------
TOTAL                                   $   50,000   $  500,000   $1,000,000

The following describes each of the expense categories:
o legal, accounting and printing expense amount is the estimated costs associated with this offering;
o other offering expenses includes SEC registration fee, Blue Sky fees and miscellaneous expenses with regards to this offering.
o marketing expenses & due diligence is the amount we will pay to registered broker-dealers who might help us raise money in this offering. This represents a commission of six percent (6%) of the offering amount ($3,000 if brokers raise the minimum amount for us and $60,000 if brokers raise the maximum amount for us). If registered broker dealers do not help us raise funds, this amount will represent additional proceeds to the company.

         The following table sets forth how we anticipate using the net proceeds to the company:

                                              $50,000     $500,000   $1,000,000
                                              Minimum     Midpoint     Maximum
--------------------------------------------------------------------------------
Development of website                    $    10,000  $    50,000  $   100,000
Marketing and general corporate overhead       21,722      400,722      807,722
                                          -----------  -----------  -----------
Proceeds to company                       $    31,722  $   450,722  $   907,722


Discussion of the proceeds and the business is included in the section titled "Plan of Operations".

                             DESCRIPTION OF BUSINESS

         We were incorporated in Nevada on June 30, 1999. The founder, Thomas Bieger is our sole director, officer and employee and holds 600,000 shares of common stock which we issued to him for $2,000, composed of $500 cash and $1,500 of his services.

         We are in the business of selling products over the internet. We currently have two categories of products available for sale, and will add more categories as we make marketing agreements with suppliers. The categories we currently offer are:

o        Framed Art
o        Water filters

         As we have recently been organized, there exists very little historical operating performance and minimal sales. All sales have been framed art.

Wholesaleonthenet.net.net is an Internet based seller of various products. Today we sell only artwork and water filters. It is the intention of the company to expand its product offerings in the future as we enter into agreements with suppliers of other products and can afford to place them on our website. We currently are selling prints/artwork that are by a well know artist, Doris Morgan. We plan to add additional high quality limited edition prints purchased from publishers around the country. In addition, oil paintings and standard prints are also available.

The use of the Internet as a sales forum is a cost effective, convenient method for a customer to make purchases. We allow our buyers customers to bypass traditionally expensive, regionally fragmented intermediaries and transact business on a 24-hour-a-day, seven-day-a-week basis. We do not have to bear overhead expenses generally associated with traditional storefront operations, customers thereby cutting out costly traditional intermediaries, thus allowing for lower selling costs.

Additionally, we inventory no product because under our agreements with suppliers, we have them drop ship under our name directly to our customers. This again reduces our overhead since we have no inventory carrying cost.

Our website platform is a robust, Internet-based, centralized trading platform that facilitates the selling of a wide variety of items. It is a fully automated, topically arranged, intuitive and easy-to- use online service that is available on a 24- hour-a-day, seven-day-a-week basis. Buyers can easily search the items listed by category. At this time, our customers cannot search by specific item, but we plan to add that feature in the future.

Buying from Wholesaleonthenet.net: Buyers enter Wholesaleonthenet.net through its home page, which contains a listing of product categories that allows for easy exploration of current products and prices.

MARKET ANALYSIS
---------------

There has been a change in the rules for purchasing goods and services. Traditional methods are time consuming and expensive, involving companies to carry large amounts of inventory and customers having to personally visit the place of business to choose a product. The following table reflects the changing methods in which consumers transact business:




INDUSTRY    TRADITIONAL                  E-BUSINESS                   "NET EFFECT"
--------    ------------------------     --------------------------   -------------------------
AUTOS       Consumers physically         Internet users shop          EGM is born 8/99 -
            visit multiple               online auto sites to spec.   consumers use the Net to
            dealerships, haggle over     cars and compare invoice     order customized cars for
            price, and eventually        prices or even place a bid   delivery in less than 10
            drive a car home                                          days.
--------    ------------------------     --------------------------   -------------------------
MORTGAGES   Customer calls broker,       Customer visits e-loan,      E-loan closed over $2
            receives approval in 2-3     receives approval, selects   billion in mortgage loans
            days and closes loan in      best rate and closes in 3    in 1998
            21 days                      days
--------    ------------------------     --------------------------   -------------------------
BROKERAGE   Customer calls Merrill       Customer researches          From 1997 to today, the
            Lynch, consults with         company on-line and          US stock broker
            broker on a trade and        executes trade for as        population has been
            pays $650 commission         little as $8.95              reduced by over 20,000
            fee
--------    ------------------------     --------------------------   -------------------------
INSURANCE   Customer visits local        Customer visits              Today, 12% of insurers
            State Farm                   Progressive on-line,         sell policies on-line,
            representative for quote     receives competitive         several even by-passing
            and policy                   quotes, purchase policy      traditional agent network
---------   ---------------------------  ---------------------------  ---------------------------


It is this trend of purchasing patterns that the Internet is fostering and we are strategically positioned to capitalize on. The growth in business to business e-commerce has grown to $110 trillion in 1999. Projections estimate business to business e-commerce will grow to $250 trillion in the year 2000, $500 trillion in 2001, $840 trillion in 2002 and $1,330 trillion in 2003. Similarly, business to consumer e-commerce business totaled $20 trillion in 1999. It is estimated business to consumer growth will be to $30 trillion in 2000, $50 trillion in 20001, $80 trillion in 2002, and $110 trillion in 2003. This translates into a compound growth rate of 113% per year.

The preceding illustrates that the Internet has emerged as a global medium allowing millions of people from all over the world to not only communicate with each other but also get most any information they desire and, more critically, transact business electronically. This company believes the increase in Internet usage will be a result of:

o The increase of personal computers both in residential domiciles and places of business;
o        Easier, faster, and less expensive access to the Internet;
o        Improvements in the infrastructure of the Internet; and
o        New methods to access the Internet, specifically cable and satellite

As the use of the Internet grows as a business to business medium, this company believes businesses will develop products and services to satisfy this new method of doing business. Many products already support such initiatives and due to the convenience and simplicity of Internet commerce, it is the belief of this company that as consumers become more comfortable in transacting business over the Internet, Internet commerce will only increase.

The unique interactive and user friendly nature of the Internet has led to its fast growth as a method by which to buy and sell goods and services. Internet companies can be fast, efficient and inexpensive. Companies that have traditionally delivered goods and services from land based brick and mortar locations have embraced the Internet as it has afforded them the ability to:

o Reach broad, world wide audiences overcoming the limitations inherent in brick and mortar operations
o        Attract and penetrate new revenue streams
o Marketing efficiencies and economies are realized as they can be directed to specific demographic groups

A recent report by The University of Texas' Center for Research in Electronic Commerce estimated that the Internet economy generated approximately $300 billion in US revenue and was responsible for 1.2 million jobs in 1998. A recent study by the Organization for Economic Cooperation and Development predicted that worldwide Internet commerce will grow to $1 trillion by 2005. It is the belief of this company that Internet retail purchases will grow by similar amounts.

THE INTERNET: THE MEDIUM OF TOMORROW'S RETAILER
-----------------------------------------------

Andrew S. Grove, CEO and Chairman of Intel Corporation, presented the keynote presentation at the Asia Pacific Information Technology Summit. To summarize, Mr. Grove stated the following:

                  The megatrend in information technology will be The Internet

                  The  Internet  will  grow  due to  home  PC  penetration,  the
                  connectedness   of  those  PC's,   low  cost,   and  available
                  telecommunications access.

Internet commerce:

o Allows small companies and individuals as well as large companies to transact business electronically
o        Allows a real-time matching of sellers and qualified buyers
o Reduces the cost of infrastructure for supplies by using standard, shared networks

Types of Internet commerce:

o        Consumer to business
o        Business to business

Total adult users of the Internet: 60 million in the US or 20% of the population

Internet commerce:

o        Reduces cost of sales/distribution for sellers

o        Turns buyers into informed purchasers

Growth of Internet commerce worldwide:

o In 1996 $8 billion was transacted over the Internet. In 2002, it is projected $327 billion will be transacted over the Internet, 21% of that being Business to Consumer and 79% Business to Business.

We believe the growth of the Internet will revolutionize the way consumers buy and sell goods and services. This trend can be proven from an historical standpoint as follows:

According to Forrester Research and Cowles/Simba, 1997 online transactions totaled $9 billion. According to these same surveys, 1997 business to business transactions totaled $7.5 billion. Piper Jaffray estimates that by the year 2001 Internet based business to business transactions will total $201.6 billion a year. Forrester Research estimates that by 2002 online business to business transactions will total $327 billion.

Additionally, CommerceNet/Neilsen Internet Demographic Survey for April 1999 yielded the following statistics:

The number of Internet users over the age of 16 in the US and Canada has reached 92 million, up from 79 million just 9 months prior.

         o The number of women purchasing online increased 80% from the last survey
         o 13% of all online buyers made their first purchase in the preceding month.
         o The number 1 category of items shopped for online was cars and car parts

According to a survey by NFO Interactive, 3 million new shoppers were to make their first online purchase during the 1999 holiday season. Drivers for first time Internet buyers was deep price discounts (80%), assurance of privacy (67%), and ease of returns.

We believe that the increase in female shoppers over the Internet (up 80% from the last survey) will drive home decorative product sales such as those found at Wholesaleonthenet.net.

Survey by NFO  Interactive:  Three  Million New Internet  Shoppers for Christmas
--------------------------------------------------------------------------------
(October 18, 1999):
-------------------

Three million new shoppers will make their first online purchase by the 1999 holiday season, according to a survey by NFO Interactive. The survey found that the new shoppers are taking to the Internet because of promises of privacy, discounts, real-time customer support, and the ability to return a product to a brick-and-mortar facility.

The study "Online Retail Monitor: Branding, Segmentation, and Web Sites" shows that the shoppers joining the ranks of online purchasers (as opposed to window shoppers) will push the number of actual online shopping households over 27 million.

"The upcoming holiday shopping season provides an excellent opportunity for online retailers to cultivate their market share," said Tim Washer, Director of Research for NFO Interactive. "The key will be to win first-time shoppers by ameliorating privacy-related concerns and providing more attractive discounts, and then to convert them into site-loyal customers. At easy check-out and fulfillment experience will be critical.

Nearly 80% of Internet window shoppers say deeper price discounts will entice them to purchase online. Privacy assurances ease of product return, and real-time customer support will also influence online purchase decisions, the study found.

According to the survey, the online shoppers who will buy online for the first time this holiday season are Internet savvy, and while they haven't purchased online yet, they have typically researched an average of four of five product categories online, including apparel, consumer electronics, computer software, and software and music.

The new shoppers are somewhat evenly divided along gender lines (56% percent women and 44% men) and are surprisingly diverse in age. Almost 30% are in the 40-49 age group and one-quarter are 30-39. More than half (55%) have household incomes over $55,000. The new shoppers enjoy shopping offline, but have spent as much time online as shoppers who have already purchased something via the internet.

-------------------------------------------------------------------------------
     Real-time Customer support                            11.6%
------------------------------------       ------------------------------------
     Gender of First-Time Buyers
------------------------------------       ------------------------------------
               Women                                        Men
------------------------------------       ------------------------------------
                56%                                         44%
------------------------------------       ------------------------------------
      Ages of First-Time Buyers
------------------------------------       ------------------------------------
             Age Group                                    Percent
------------------------------------       ------------------------------------
              Under 30                                     14.5%
------------------------------------       ------------------------------------
               30-39                                       25.4%
------------------------------------       ------------------------------------
               40-49                                       29.7%
------------------------------------       ------------------------------------
               50-59                                       21.0%
------------------------------------       ------------------------------------
              0ver 60                                       9.4%
------------------------------------       ------------------------------------

 How Consumers Find E-Commerce Sites
------------------------------------       ------------------------------------
         Type URL directly                                 60.0%
------------------------------------       ------------------------------------
             Bookmarks                                     48.1%
------------------------------------       ------------------------------------
           Search Engines                                  42.2%
------------------------------------       ------------------------------------
             Banner ads                                    14.0%
------------------------------------       ------------------------------------
     Source - NFO Interactive
-------------------------------------------------------------------------------

The NFO study also reports that 60% of online consumers who have already purchased from a Web site arrive at destination retail sites by typing in the URL directly, while 48.1 percent bookmarks, and 42.2 percent go through search engines. Fully 14 percent buyers report they were led to site where they made a purchase via banner ad.

"Brick-and-mortar merchants have a great opportunity to use their stores to promote their Web sites and their Web sites to promote their stores," Washer said. "Our research is clearly confirming the importance of this symbiotic relationship between retailing channels."

Shoppers that look but don't buy spend about 8 hours per week on the Internet, compared to 11 hours per week spent buy buyers. The buyers all spend at least five more hours per week watching network television. But the lookers and shoppers spend more than six hours a week listening to the radio.

"Although Internet media claim a larger share of the consumer's attention span, traditional media and conventional store-based merchandising still have a tremendous impact on the behavior of online shoppers," Washer said.

3rd ANNUAL ONLINE RETAILING REPORT by ERNST & YOUNG:
----------------------------------------------------
Online Holiday Shoppers to Triple:
----------------------------------

The Third Annual Online Retailing Report by Ernst & Young projects a holiday shopping season that will see a huge increase in the volume of online shoppers and dollars spent online.

According to the survey of 1,2000 online shoppers, the number of regular online shoppers will almost triple from 1998. Last year, 23% of respondents did at least 10% of their holiday shopping online. On 1999, that number will be 67%, according to Ernst & Young.

The survey also found that consumers will do more of their shopping online. The number of people doing at least half their online shopping will increase by a factor of five. In 1998, only 4% of online shoppers did at least 50% of their holiday shopping online; in 1999 that number jumps to 19% of shoppers. Conversely, the number of online consumers who have no plans to shop online during the holidays dropped dramatically, from 49% to 11%.

"Given this data, and considering the dramatic increase in the number of Internet sites and merchandise available, we are making some bullish predictions about 1999 online shopping figures," said Stephanie Shern, Global Vice Chairman, Retail and Consumer Products for Ernst & Young. "We are projecting online sales for the holiday of $12 to $15 billion. Our estimate of total revenue for calendar year 1999 is $25 to $30 billion."

The demographics Ernst and Young collected look like this:

o 59 % of women, continuing a growing trend of women making online purchases
o        58% are married
o        58% are age 30-49; 23% are over 50; and 19% are 18-29
o        58% are from the middle income bracket, earning $30,000 to $69,000
o        Buyers with children outweigh buyers without children, 61% to 53%

"E-tailers are not just selling to early adopters anymore. They're selling to consumers who are more like the general population," said Tom Reynolds, National Director, Consulting Services, Retail & Consumer Products for Ernst & Young. "Just like brick-and-mortar stores, e-tailers have to build relationships with their customers. This relationship begins with marketing, but it develops through customer relationships and truly effective merchandising."

ACTIVEMEDIA RESEARCH: Consumables Market Takes Larger Share of E-Commerce:
--------------------------------------------------------------------------

Total online retail sales during 1999 are expected to reach $66 billion, according to ActivMedia Research, and the buying of consumable products will lead the way into the next century.

ActivMedia's report "Consumable Products: Building Customer Loyalty Online" found that 40% of the buyers who purchase consumable products online purchasing power and account for $3.8 billion in online revenue.

Health & Beauty products are leading the way among consumable products, according to the report. The grocery market has been inhibited by real-world delivery systems and has only begun to see its potential, the report has found.

Two in Five online buyers shop for consumable online, and this group represents a select group of mature online shoppers who purchase much more than the basic books, music, or gifts online. In the past year, they purchased health and beauty, healthcare and pharmaceuticals, groceries for households supplies, gourmet items, and pet supplies online.

In terms of dollars spent, consumables buyers spend a majority (56%) of online purchase dollars. This group is more likely than average to shoot for a variety of personal and business items from several sectors, including clothing, home and garden, sporting goods, jewelry, office supplies, and manufacturing supplies.

                           New Watch Demographic Stats

--------------------------------------------------------------------------------
               Percentage of Males and Females Using the Internet
--------------------------------------------------------------------------------
        Nation                        Male                       Female
-------------------------   ------------------------   -------------------------
        Canada                         41%                         34%
-------------------------   ------------------------   -------------------------
        Singapore                      30%                         21%
-------------------------   ------------------------   -------------------------
        USA                            30%                         21%
-------------------------   ------------------------   -------------------------
        Australia                      29%                         21%
-------------------------   ------------------------   -------------------------
        New Zealand                    27%                         22%
-------------------------   ------------------------   -------------------------
        Germany                        20%                          9%
-------------------------   ------------------------   -------------------------
        Hong Kong                      16%                          9%
-------------------------   ------------------------   -------------------------
        Taiwan                         15%                          9%
-------------------------   ------------------------   -------------------------
        Malaysia                        8%                          5%
-------------------------   ------------------------   -------------------------
        China                           4%                          2%
-------------------------   ------------------------   -------------------------
        Philippines                     3%                          2%
-------------------------   ------------------------   -------------------------
        Thailand                        1%                          2%
-------------------------   ------------------------   -------------------------
        Indonesia                       1%                          1%
--------------------------------------------------------------------------------
Source - AC Nielsen Net Watch
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                   Percentage of Population Using the Internet
--------------------------------------------------------------------------------
                       Canada                         38%
                -------------------------   ------------------------
                       Australia                      25%
                -------------------------   ------------------------
                       Singapore                      25%
                -------------------------   ------------------------
                       USA                            25%
                -------------------------   ------------------------
                       New Zealand                    24%
                -------------------------   ------------------------
                       UK                             15%
                -------------------------   ------------------------
                       Germany                        14%
                -------------------------   ------------------------
                       Hong Kong                      14%
                -------------------------   ------------------------
                       Taiwan                         12%
                -------------------------   ------------------------
                       France                         11%
                -------------------------   ------------------------
                       Philippines                     8%
                -------------------------   ------------------------
                       Malaysia                        7%
                -------------------------   ------------------------
                       China                           4%
                -------------------------   ------------------------
                       Thailand                        2%
                -------------------------   ------------------------
                       Indonesia                       1%
--------------------------------------------------------------------------------
Source - AC Nielson Net Watch
--------------------------------------------------------------------------------

Experienced Internet Shoppers Satisfied with Online Shopping
------------------------------------------------------------

Even though 88% of experienced Web buyers abandoned their online carts at some point during the 1999 holiday season and 40% reported various problems, Internet shoppers were generally more satisfied shopping online than anyplace else, according to a study by Andersen Consulting.

Nearly three-quarters (73%) of experienced Web buyers ranked Internet shopping the highest in terms of overall satisfaction compared to brick and mortar stores (60%) and catalogs (56%).

"Even though online shopping has its flaws, experienced Internet users do shopping on the Web. But the long-term message is clear: Internet retail must solve their infrastructure problems or suffer consequences," said S. Johnson, co-director of Andersen Consulting's eCommerce Program. "Thirty-five percent of online shoppers who experienced problems on a particular site left that site for another, our study revealed. Given high customer-acquisition costs, e-tailers can't continue to lose one of every ten consumers and expect to survive. Their top concern must be infrastructure improvements."

--------------------------------------------------------------------------------
                            Source of Gift Purchases
--------------------------------------------------------------------------------
                              Percent Purchased Via
--------------------------------------------------------------------------------
                      Type of Gift Internet Catalog Stores
--------------------------------------------------------------------------------
     Toys                                               483357
---------------------------------------  ---------------------------------------
     Books                                              471534
---------------------------------------  ---------------------------------------
     Music                                              421534
---------------------------------------  ---------------------------------------
     Videotapes                                         351730
---------------------------------------  ---------------------------------------
     Clothing                                           294181
---------------------------------------  ---------------------------------------
     Computer/Hardware
     Software                                           251029
---------------------------------------  ---------------------------------------
     Collectibles/Candies/Knickknacks                   232648
---------------------------------------  ---------------------------------------
     Households items/
     Appliances                                         171234
---------------------------------------  ---------------------------------------
     Consumer Electronics                               171025
---------------------------------------  ---------------------------------------
     Cosmetics/ Personal Care                           162629
---------------------------------------  ---------------------------------------
     Sporting Goods                                     149416
---------------------------------------  ---------------------------------------
     Greeting Cards                                     132035
---------------------------------------  ---------------------------------------
     Food/Wine                                          111025
---------------------------------------  ---------------------------------------
     Gift Certificates                                    9638
---------------------------------------  ---------------------------------------
     Flowers/Gardening Items                              9145
---------------------------------------  ---------------------------------------
     Pet Gifts                                            6921
---------------------------------------  ---------------------------------------
     Periodical Subscriptions                             5004
---------------------------------------  ---------------------------------------
     Jewelry                                              3724
---------------------------------------  ---------------------------------------
     Other                                               13118
--------------------------------------------------------------------------------
                           Source: Anderson Consulting
--------------------------------------------------------------------------------

When asked which type of product or service feature would increase the likelihood of purchasing more products or services over the Internet in the future, respondents cited free delivery, on-time guarantees, and no sales tax most often.

--------------------------------------------------------------------------------
                       Features That Will Drive E-Commerce
--------------------------------------------------------------------------------
                     Feature Percent of Internet Purchasers
--------------------------------------------------------------------------------
  Free product delivery                                     98%
---------------------------------------  ---------------------------------------
  On-time delivery guarantees                               95%
---------------------------------------  ---------------------------------------
  No Sales Tax                                              91%
---------------------------------------  ---------------------------------------
  Coupons/promotions                                        83%
---------------------------------------  ---------------------------------------
  Toll-free customer assistance                             68%
---------------------------------------  ---------------------------------------
  Live, online customer assistance                          62%
---------------------------------------  ---------------------------------------
  Customer reviews or recommendations                       62%
---------------------------------------  ---------------------------------------
  Helpful hints for colors, sizes, etc.                     58%
---------------------------------------  ---------------------------------------
  Free gift wrapping                                        58%
---------------------------------------  ---------------------------------------
  Gift Suggestions                                          46%
--------------------------------------------------------------------------------
                          Source - Andersen Consulting
--------------------------------------------------------------------------------

Taking respondents from Andersen Consulting's October 1999 pre-holiday shopping study of 1,492 online shoppers, a total of 541 of these Internet users responded to a follow-up over on eight-day period beginning December through January. The survey was administrated on the Internet. The data was weighted to the Internet population, and a small number of respondents who did not purchase holiday gifts were eliminated from the sample.

PC Data Online surveyed 4,742 US home-based Internet users who had shopped online in the past two months. The survey was conducted January 2000.

Q4 1999: The Official Story
---------------------------

March 2, 2000: In its first official estimate of retail e-commerce, the Department of Commerce announced today that fourth quarter 1999 retail sales online reached $5.3 billion (+ $0.3 billion).

According to the Commerce Department, these e-commerce sales equaled 0.64% of total retail sales for the quarter, which were $821.2 billion.

Online Shoppers Lured by Low Costs, Free Shipping (2/28/00)
-----------------------------------------------------------

Online shoppers still want guaranteed security and easy-to-use sites, but keeping costs down, especially with free-shipping, is among the most effective means of enticing Internet users to return to shopping sites, according to research by Cyber Dialogue.

According to the survey of intensive Internet users, the leading categories that users found very important in prompting return visits were guaranteed transaction security (85%), price discounts (79%), free shipping (76%), ease of finding items (69%), and a prominently posted delivery and shipping costs policy (67%). At the other end of the spectrum, users found the availability of other shoppers' opinions (14%), the ability to personalize information and receive updates (23%), and click shopping (30%) among the least important.

Overall, free-shipping impacted the decision of 90% of online adults who made the holiday gift purchases in 1999. Even the lure of brand names when compared to the promise of free-shipping, with more than 63% of online users indicating they would prefer to shop at a site offering free shipping over one with well-known brands.

"A clear majority of online shoppers are most interested in simple, easy to understand characteristics like low prices and free-shipping," said Qaalf Dibeehi, a senior analyst at Cyber Dialogue. "Currently, consumers appear to understand cyber-shopping in something similar to catalog shopping terms. This is not to discount the importance of online-specific innovative, however, but the popularity of free-shipping and low prices can't be underestimated when building a site that understands its online visitors.

What does this mean for online marketing tools such as e-mail updates and personalization? A study done in April of 1999 in the UK by Fletcher Research found that Internet users who personalize and configure Web pages are more likely to make online purchases than those who do not. Fletcher found that 68% of Web users who had personalized a site made a purchase online, compared to the 28% that had not used personalization features.

Another  study  done  in  April  of  1999  by   Cognitiative   Inc.  found  that
sale-oriented e-mail is disliked so much that one-third of the consumers surveyed avoid the vendors that send it. Only telemarketing rated as most intrusive than e-mail as marketing measures go.

Cyber Dialogue's study also examined the past and future behavior of online shoppers. More than 73% of the survey's respondents indicating they planned on increasing their online purchasing during 2000, indicating increased importance of driving return visitors to shopping sites.

Other Cyber Dialogue findings include:

o Women expected to spend on average $271 during the holiday season, but actually spent and average of $468
o Men expected to spend and average of $381 during the holiday season but actually spent an average of only $206
o 60% of online users who made a holiday order contacted customer service via e-mail, compared to 36% by phone and % though live online service

Cyber Dialogue's findings are from the firm's January 2000 Omnibus, a depth survey of more than 1,000 adults drawn from Cyber Dialogue's database of intensive online consumers.

Marketing Strategy:
-------------------

Our marketing strategy is to promote its name and attract buyers to the Wholesaleonthenet.net website. To attract users to our website, we historically have relied primarily on word of mouth and being one of many "art" or "water filter" companies that come up on search engines. Going forward, we are contemplating sponsorship relationships with high traffic websites and agreements with search engines so that our site will be near the top/front of searches for our products. Future marketing programs will include the use of strategic purchases of online advertising to place advertisements in areas in which it believes it can reach its target audience. The Company also will engage in a number of marketing activities in traditional media such as advertising in print media and at trade shows and other events. We also plans to advertise in a number of targeted publications.

The market for product purchasing over the Internet is new, rapidly evolving and intensely competitive.

In order to respond to changes in the competitive environment, we may, from time to time, make pricing, service or marketing decisions or acquisitions that could harm its business. We are not bound by traditional geographic market boundaries. If a product can be delivered by a shipping company such as UPS or Federal Express, we can be a viable source.

Growth Strategy:
----------------

It is the objective of the company to be the leading provider of e-commerce purchased framed and matted art. Key elements of our growth strategy include:

o Partner with industry leaders to quickly acquire customers. The company intends to form strategic relationships with industry leaders to rapidly acquire customers, build brand name recognition and accelerate adoption of Internet purchased artwork. We anticipate continuing to add additional strategic partnerships as our business grows and we expand our portfolio of products and services.
o Build and promote our brand. The company intends to invest in building brand awareness through a variety of marketing and promotional techniques, both independently and in conjunction with our strategic partners. Our brand will be promoted through word of month as well as print, online banners, and virtual marketing, such as including our logo and Web site address on each product purchased.
o        Pursue  multiple  and  recurring   revenue  streams.   In  addition  to
         wholesaling product line goods through our Web site, we intend to expand those product offering to include other hard goods which will not be constrained through inventory investment, obsolescence, or falloff in demand as such goods will be direct shipped from the manufacturer. To further elaborate, future goods advertised for sale on our Web site will not be purchased by us but will be available for purchase through contracted purchase agreements between Wholesaleonthenet.net and the respective manufacturer.

In addition to the above, we will be exploring the picture rental and consignment markets, the intention being to increase profit margins through the leasing and/or renting of art work to company facilities.

As mentioned, the Company plans to expand its e-commerce capability to include:

o        Selling goods and services promoted to our advertisers' storefronts
o        Auctions
o        Electronic marketplaces
o        Exchanges
o        Selling goods and services from our proprietary virtual store

We will receive either a fee per transaction, a percentage of sales revenue or some other minimum guaranteed payment. This type of revenue sharing or commission sharing relationship is typical of e-commerce transactions and relationships on the Internet.

Operations and Technology
-------------------------

We have built a robust, but basic transaction processing system. Our system handles all aspects of the sales process. The market in which the we compete is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements and changing customer demands. Accordingly, our future success will depend on its ability to adapt to rapidly changing technologies, to adapt its services to evolving industry standards and to continually improve the performance, features and reliability of its service in response to competitive service and product offerings and evolving demands of the marketplace.

Competition
-----------

 We compete with a number of other companies and we expect competition to intensify in the future. Barriers to entry are relatively low, and current and new competitors can launch new sites at a relatively low cost using commercially available software.

Additional information:
-----------------------

         We have made no public announcements to date and have no additional or new products or services. In addition:

o        we  don't   intend  to  spend  funds  in  the  field  of  research  and development;
o no money has been spent or is contemplated to be spent on customer sponsored research activities relating to the development of new products, services or techniques; and
o We don't anticipate spending funds on improvement of existing products, services or techniques.

         As of the filing date, the company has no paid employees. As necessary due to lease volume, work load, and the like, employees will be brought on board.

         The company does not expect nor has it encountered any material effect from the discharge of materials, environmental agencies, capital expenditures for environmental control facilities, nor does it anticipate having to deal with any such issue in the future.

No segmented data is required for this offering.

                               PLAN OF OPERATIONS

         Following is our plan of operations based upon the amount of capital we raise in this offering. We are engaged in selling items over the internet. See 'Description of Business".

         Assuming we raise the minimum amount in this offering, we will use part of the funds to develop our website so that it is more appealing and easier to use as well as buying some more sophisticated equipment to take the pictures and capture more of a real life image. Along with that we will add additional products and start developing cross marketing relationships with other websites and even pay search engines or other companies fees to ensure that our website shows among the top fifteen (15) or thirty (30) on particular searches i.e. "artwork".

         We will not pay salaries until such time as we are generating revenue from sales and our overhead will be minimal because we will be using the resources of our President. We will continue a shared relationship with the President until our activity becomes too great for those facilities. As of the date of this filing, we have no marketing or advertising arrangements in place. Although we will not have to raise any funds in the next six months if we should we raise only the minimum offering, our growth will be slower, we will not add as many products, and our marketing efforts will have to be targeted to specific groups based upon our product mix. We believe that as we add products, advertise and market our website, that we will be successful in generating sales.

         Assuming we raise $500,000 in this offering, a midpoint between the minimum and maximum, We will work the same way as if we raised the minimum, except that we will do more marketing and do it on a bigger scale. In addition, we will institute 'weekly specials' which will be similar to closeouts, where a company will want to reduce certain inventory as a reduced rate. Of course, these could change at a moments notice.

         Assuming we raise the maximum offering which would result in proceeds to the company of $907,722, with which we should be able to do a significant 'makeover' on our website while still having what we believe to be adequate funds to launch a major marketing effort. This will include banners on other websites, payment to companies or search engines to guarantee our site coming up near the top of the search lists, and efforts to provide to large groups i.e. corporations and/or organizations, discounts to their employees/groups for places on their corporate sites or brochures. Those brochures may be on the internet or be regular printed brochures. If we raise the maximum amount in this offering, we will not need to raise additional funds in the next six months; we will be able to generate a significant marketing program to direct traffic to our website, and be able to create a more diversified range of products to appeal to every kind of buyer.

         We believe the key to building a profitable internet based sales company is to provide many products, at a fair price, without having to inventory any of them.

                             DESCRIPTION OF PROPERTY

         Our corporate facilities are shared with our sole officer and director which includes the use of telephones and equipment at no charge. This arrangement will continue until we close our offering at which time we will pay $200.00 per month. This arrangement will continue until such time as the Company needs and can afford to lease its own office facilities.

         We also lease space on an Internet Service Provider's server based upon the amount of memory we use. At the present time we pay $32.50 per month. This amount will increase as we use more space on the server.

                            MANAGEMENT OF THE COMPANY

         The directors and officers of the Company, their ages and principal positions are as follows:

 Name                         Age              Position
--------------------------------------------------------------------------------
 Thomas Bieger                38               President; Secretary and Director

Background of Directors and Executive Officers:

Thomas Bieger. Mr. Bieger formed the Company and at this time is its only officer and director. His term as a director expires in May 2000. He graduated in 1999 from Palmers Green University, London, England with a doctorate in Environmental Science and Engineering. From 1981 to the present he has operated Thomas Services, a State licensed environmental and indoor air quality consulting and service Mr. Bieger's business affiliations during the last five years follow: Trustee - Fresh Air Foundation - 1999 to the present.

Manager - Baronger Enterprises, LLC - 1997 to the present.

         Initially, Mr. Bieger will not spend full time on the activities of the company since his current activities would take up some of his time. These activities include the industrial service firm he owns and oversees at this time. He can devote more and more time to the activities of the company as time goes on since his employees can run the environmental and air quality service company and Mr. Bieger can step aside from those responsibilities at any time. Initially, he expects to spend twenty hours per week and increase that weekly time as the activities of the company require. Mr. Bieger is prepared to devote himself full time to the success of the company.

                       DIRECTOR AND EXECUTIVE COMPENSATION

         Our sole officer and director has received no compensation other than the 450,000 shares of common stock he received for services in July 1999 and has no employment contract with the company.

     Name of Person          Capacity in which he served          Aggregate
Receiving compensation          to receive remuneration         remuneration
--------------------------------------------------------------------------------
     Thomas Bieger               President, Secretary          450,000 shares
                                  and Treasurer                of common stock

         The common stock was issued soon after formation of the company and it is impracticable to determine the cash value. The stock was issued over six months ago for services performed which we cannot estimate the value since that work continues through the filing and effectiveness of this registration statement, with no other compensation to be granted for the work done on this filing.

         As of the date of this offering, there are no plans to pay any remuneration to anyone in or associated with the company. When the company has funds and/or revenue, the Board of Directors will determine any remuneration at that time.

             DIRECTORS' AND OFFICERS' INDEMNIFICATION AND INSURANCE

         Our Articles of Incorporation and our Bylaws limit the liability of directors to the maximum extent permitted by Nevada law. We carry no director or executive liability insurance.

                             PRINCIPAL SHAREHOLDERS

         The following table lists the officers and directors who, at the date hereof, own of record or beneficially, directly or indirectly, more than 10% of the outstanding Common Stock, and all officers and directors of the Company:

                          Name and Address      Amount owned
     Title                     of Owner         before offering        Percent
--------------------------------------------------------------------------------
President, Secretary       Thomas Bieger           600,000              60.00%
    And Director           1529 E. I-30
                           Suite 104
                           Garland, Texas 75043
After offering:    Minimum                         600,000              50.00%
--------------     Maximum                         600,000              12.00%

            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         In July 1999, the President of the company received 600,000 shares of common stock which we issued to him for $2,000, composed of $500 cash and $1,500 of his services.

         As of the date of this filing, there are no agreements or proposed transactions, whether direct or indirect, with anyone, but more particularly with any of the following:

o        a director or officer of the issuer;
o        any principal security holder;
o        any promoter of the issuer;
o any relative or spouse, or relative of such spouse, of the above referenced persons.

                             SUMMARY FINANCIAL DATA

         The following table sets forth certain of our summary financial information. This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus. See "Description of Business."

                                     Audited                 Audited
  Balance Sheet:                 March 31, 2000          June 30, 1999
  --------------------        -----------------          -------------
  Working Capital                      $  1,324              $   -0-
  Total Assets                         $ 20,265              $   323
  Total Liabilities                    $  1,287              $   323
  Stockholders' Equity                 $ 18,978              $   -0-

                                                         June 30,1999 (date of
                                                         inception) to
  Statement of Operations:      March 31, 2000           June 30, 1999
  ------------------------    ----------------           -------------
  Revenue                              $ 1,580               $    -0-
  Operating Expense                    $ 3,581               $    -0-
  Operating Income (Loss)              $(3,028)              $    -0-
  Other Income                         $     6               $    -0-
  Net Income (Loss)                    $(3,022)              $    -0-


                                 DIVIDEND POLICY

         To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors it deems relevant.

                                 CAPITALIZATION

         The following table sets forth our capitalization as of March 31,2000. Our capitalization is presented on:

o        an actual basis;
o a pro forma basis to give effect to net proceeds from the sale of the minimum number of shares (200,000) we plan to sell in this offering; and
o a pro forma basis to give effect to the net proceeds from the sale of the maximum number of shares (4,000,000) we plan to sell in this offering.

                                                    After          After
                                    Actual         Minimum        Maximum
                                 Mar 31, 2000     Offering       Offering
                                 ------------   ------------   ------------
Stockholders' equity
Common Stock, $0.001 par value;
25,000,000 shares authorized;           1,000          1,200          5,000
Additional Paid In Capital             21,000         52,522        924,722
Retained deficit                       (3,022)        (3,022)        (3,022)
Total Stockholders' Equity             18,978         50,700        926,700

Total Capitalization                   18,978         50,700        926,700

Number of shares outstanding        1,000,000      1,200,000      5,000,000

         The company has only one class of stock outstanding. The common stock sold in this offering will be fully paid and non assessable, having voting rights of one vote per share, have no preemptive or conversion rights, and liquidation rights as is common to a sole class of common stock. The company has no sinking fund or redemption provisions on any of the currently outstanding stock and will have none on the stock sold in this offering.

                                    DILUTION

If you purchase the common stock, you will experience an immediate and substantial dilution in the pro forma net tangible book value of the common stock from the initial offering price.

The pro forma net tangible book value of the common stock as of March 31, 2000 was $18,978 or $0.02 per share. Pro forma net tangible book value per share is equal to our total tangible assets, less total liabilities, divided by the number of shares of common stock outstanding.

After giving effect to the sale of common stock offered by us in this offering, and the receipt and application of the estimated net proceeds therefrom (at an assumed initial public offering price of $0.25 per share, after deducting the underwriting discounts and commissions, and estimated offering expenses), our pro forma tangible book value as of March 31, 2000 would have been approximately $50,700 or $0.04 per share, if the minimum is sold, and $926,700 or $0.19 per share, if the maximum is sold.

This represents an immediate increase in net tangible book value per common share to our current stockholders and an immediate and substantial dilution to new stockholders purchasing shares in this offering. The decrease in net tangible book value is:

o $41,550 or $0.21 per share if we sell the minimum number of shares (200,000) in this offering; and
o $258,640 or $0.06 per share if we sell the maximum number of shares (5,000,000) in this offering.

The following table illustrates this per share dilution:
--------------------------------------------------------
                                                           Minimum     Maximum
                                                           -------     -------
Assumed initial public offering price                       $0.25       $0.25

Pro forma net tangible book value as of March 31, 2000      $0.02       $0.02
Pro forma net tangible book value after this offering       $0.04       $0.19
Increase attributable to new stockholders:                  $0.02       $0.17

Pro forma net tangible book value
    as of March 31, 2000 after this offering                $0.04       $0.19
Decrease to new stockholders                               ($0.21)     ($0.06)

         The following table summarizes on a pro forma basis as of March 31, 2000, shows the differences between the number of shares of common stock purchased, the total consideration paid and the total average price per share paid by the existing stockholders and the new investors purchasing shares of common stock in this offering:

                                                         After         After
                                        Actual          Minimum       Maximum
                                     Mar 31, 2000      Offering      Offering
                                     ------------    -----------   ------------
Existing stockholders:
---------------------
    Consideration paid per share         0.022

New stockholders:
----------------
    Consideration paid per share         0.25

Dilution to new stockholders                           ( $0.21)       ( 0.06)

                          DESCRIPTION OF COMMON STOCK

         We have authorized capital in our Company consisting of 25,000,000 shares of Common Stock, $0.001 par value per share. As of March 31, 2000, there were 1,000,000 shares of Common Stock issued and outstanding.

         Every investor who purchases common stock is entitled to one vote at meetings of the shareholders of the Company and to participate equally and ratably in any dividends declared by us and in any property or assets that may be distributed by us to the holders of Common Stock in the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company.

         The existing stockholders have no preemptive rights to purchase common stock offered for sale by us, and no right to cumulative voting in the election of our directors.

                                LEGAL PROCEEDINGS

         We are not involved in any legal proceedings at this time.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

         There are no special federal tax implications associated with this business enterprise.

                                  LEGAL MATTERS

         Certain matters relating to the legality of the Common Stock offered hereby will be passed upon for the Company by T. Alan Owen & Associates P.C., Attorneys at Law, 1112 East Copeland Road, Suite 420, Arlington, Texas 76011.

                                     EXPERTS

         The financial statements as of March 31, 2000, and for the nine months ended March 31, 2000, and for the period from inception (June 30, 1999) to June 30, 1999, and for the period from inception (June 30, 1999) to March 31, 2000 of the Company included in this Prospectus have been audited by Charles E. Smith, independent certified public accountant, as set forth in his report. The financial statements have been included in reliance upon the authority of him as an expert in accounting and auditing.

                                 TRANSFER AGENT

         We will serve as our own transfer agent and registrar for the common stock until such time as our registration on Form SB-1 is effective and then we intend to retain Signature Transfer Company, 14675 Midway Road, Suite 221, Dallas, Texas 75244.

                                Charles E. Smith

                           Certified Public Accountant
                                 709-B West Rusk
                                    Suite 580
                              Rockwall, Texas 75087

                           --------------------------
                            TELEPHONE (214) 212-2307


                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of Wholesale On The Net, Inc.

         I have audited the accompanying balance sheets of Wholesale On The Net, Inc. as of March 31, 2000 and June 30, 1999, and the related statements of operations, stockholders' equity and accumulated deficit, and cash flows for the nine months ended March 31, 2000, period from inception (June 30, 1999) to June 30, 1999, and the period from inception (June 30, 1999) to March 31, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wholesale On The Net, Inc. as of March 31, 2000 and June 30, 1999, and the results of operations and its cash flows for the nine months ended March 31, 2000, the period from inception (June 30, 1999) to June 30, 1999, and the period from inception (June 30, 1999) to March 31, 2000 in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note D to the financial statements the Company is a start up enterprise and presently does not have capital resources which raises doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustment that might arise from the outcome of this uncertainty.


/s/  Charles E. Smith
---------------------
     Charles E. Smith
     Rockwall, Texas
     April 27, 2000



                           WHOLESALE ON THE NET, INC.
                        (a development stage enterprise)

                                 BALANCE SHEETS

                        March 31, 2000 and June 30, 1999



                                     ASSETS
                                     ------
                                                         March 31, 2000   June 30, 1999
                                                         --------------  --------------
Current assets:
    Cash                                                 $        1,324  $            0

Property, plant and equipment
    Web Site (net of amortization)                               18,667               0

Other assets:
    Organization costs (net of amortization)                        274             323

                                                         --------------  --------------

Total assets                                             $       20,265  $          323
                                                         ==============  ==============




                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

LIABILITIES
  Accounts payable                                       $            0  $            0
  Advances from affiliate                                         1,287             323
                                                         --------------  --------------
        Total Current Liabilities                                 1,287             323

STOCKHOLDERS' EQUITY
    Common stock, $0.001 par value, 1,000,000
          and zero shares issued and outstanding at
          March 31, 2000 and June 30, 1999 respectively           1,000               0
    Additional paid-in-capital                                   21,000               0
    Accumulated Deficit                                          (3,022)              0
                                                         --------------  --------------
        Total Stockholders' Equity                               18,978               0
                                                         --------------  --------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY               $       20,265  $          323
                                                         ==============  ==============



                             See accompanying notes.



                           WHOLESALE ON THE NET, INC.
                        (a development stage enterprise)

                             STATEMENT OF OPERATIONS

                      Nine months ended March 31, 2000, and
          Period from inception (June 30, 1999) to June 30, 1999, and
             Period from inception (June 30, 1999) to March 31, 2000


                                                       Period from      Period from
                                                       inception to     inception to
                                      Nine months    (June 30, 1999)  (June 30, 1999)
                                         ended              to               to
                                     March 31, 2000   June 30, 1999    March 31, 2000
                                     --------------  --------------   ---------------
Sales                                $        1,580  $            0   $         1,580
Cost of sales                                 1,027                             1,027
                                     --------------  --------------   ---------------

Gross profit                         $          553  $            0   $           553

Operating expenses:
    Amortization                              1,383                             1,383
    General and adminsitrative                2,198                             2,198
                                     --------------  --------------   ---------------
        Total Operating Expense               3,581               0             3,581

                                     --------------  --------------   ---------------
Operating (loss)                             (3,028)              0            (3,028)

Other income:
    Interest income                               6                                 6
                                     --------------  --------------   ---------------

Net loss                                    ($3,022) $            0           ($3,022)
                                     ==============  ==============   ===============


Weighted average shares outstanding         919,091             -0-           919,091
                                     ==============  ==============   ===============

Loss per share                               ($0.00)         ($0.00)           ($0.00)
                                     ==============  ==============   ===============




                             See accompanying notes.



                           WHOLESALE ON THE NET, INC.
                        (a development stage enterprise)

            STATEMENT OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT

             Period from inception (June 30, 1999) to March 31, 2000




                                              Common              Paid In
                                       Shares        Amount       Capital       Total
                                     ----------    ----------   ----------   ----------
Balance,
        June 30, 1999
        (date of inception)                 -0-           -0-          -0-          -0-

Shares issued on July 1, 1999 for:

           Cash                         150,000           150          350          500
           Services                     450,000           450        1,050        1,500

       August 27, 1999 for:
           Cash                         400,000           400       19,600       20,000

Net Loss - nine months
       ended March 31, 2000                                                      (3,022)
                                     ----------    ----------   ----------   ----------
Balance
        December 31, 1999             1,000,000    $    1,000   $   21,000   $   18,978
                                     ==========    ==========   ==========   ==========







                             See accompanying notes.
                                                                               4



                           WHOLESALE ON THE NET, INC.
                        (a development stage enterprise)

                             STATEMENT OF CASH FLOWS

                     Nine months ended March 31, 2000, and
           Period from inception (June 30, 1999) to June 30, 1999, and
             Period from inception (June 30, 1999) to March 31, 2000


                                                                      Period from      Period from
                                                                      inception to     inception to
                                                     Nine months    (June 30, 1999)  (June 30, 1999)
                                                        ended              to               to
                                                    March31, 2000    June 30, 1999    March31, 2000
                                                    -------------    -------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                              ($3,022)              $0          ($3,022)
    Adjustments to reconcile net loss to net
            cash (used) by operating activities:
                 Amortization                               1,382                0            1,382
                Advances from shareholder                     964              323            1,287
                Stock issued for services                   1,500                0            1,500
                                                    -------------    -------------    -------------
NET CASH (USED) BY OPERATING ACTIVITIES:                      824              323            1,147


CASH FLOWS FROM INVESTING ACTIVITIES:
    Payment for organization costs                                            (323)            (323)
    Payment to build Web Site                             (20,000)                          (20,000)
                                                    -------------    -------------    -------------
    Total cash flows from investing activities            (20,000)            (323)         (20,323)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Sale of common stock                                   20,500                            20,500

                                                    -------------    -------------    -------------

NET INCREASE IN CASH                                       $1,324               $0           $1,324

CASH, BEGINNING OF PERIOD                                     -0-              -0-              -0-
                                                    -------------    -------------    -------------

CASH, END OF PERIOD                                        $1,324               $0           $1,324
                                                    =============    =============    =============






                             See accompanying notes.
                                                                               5

                           WHOLESALE ON THE NET, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                 March 31, 2000

Note A - Nature of Business and Summary of Significant Accounting Policies:
---------------------------------------------------------------------------
History:
-------
The Company was organized June 30, 1999 under the name of Wholesale On The Net, Inc. in the State of Nevada. The Company's business plan outlines its plan of operations which is to sell products over the internet.

Basis of Accounting:
-------------------
It is the Company's policy to prepare its financial statements on the accrual basis of accounting in conformity with generally accepted accounting principles. Sales are recorded as income in the period in which they are earned and expenses are recognized in the period in which the related liability is incurred.

Revenue Recognition:
-------------------
Revenue is recognized when work is performed and amount invoiced.

Cash and Cash Equivalents:
-------------------------
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Loss per Common Share:
---------------------
Loss applicable to common share is based on the weighted average number of shares of common stock outstanding during the year.

Accounting Estimates:
--------------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Tax:
----------
The Company is subject to the greater of federal income taxes computed under the regular system or the alternative minimum tax (ATM) system. The Company uses an asset and liability approach for the accounting and financial reporting of income tax. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

                           WHOLESALE ON THE NET, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                 March 31, 2000


Note B - Stockholders' Equity:
-----------------------------

Common Stock:
------------
The Company is authorized to issue 25,000,000 common shares of stock at a par value of $0.001 per share. These shares have full voting rights. At March 31, 2000 and June 30, 1999, there were 1,000,000 and zero shares outstanding respectively.

The Company has not paid a dividend to its shareholders.

Note C - Income Taxes:
---------------------

The Company had a net operating loss of $3,022 for the period presented. No deferred tax asset has been recognized for the operating loss as any valuation allowance would reduce the benefit to zero.

Note D - Going Concern:
----------------------

The Company has minimal capital resources available to meet obligations expected to be incurred given that it is a start up enterprise. Accordingly, the Company's continued existence is dependent upon the successful operation of the Company's plan of operations, selling common stock in the Company, or obtaining financing. Unless these conditions among others are met, the Company may be unable to continue as a going concern.

       No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this Prospectus. If given or made, such other information or representation'; must not he relied upon as having been authorized by the Company or by any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an otter to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

            TABLE OF CONTENTS

Prospectus Summary                                                         2
Corporate Information                                                      2
Risk Factors                                                               3
Forward Looking Statements                                                 4
Plan of Distribution                                                       5
Use of Proceeds                                                            5
Description of Business                                                    6
Plan of Operations                                                         20
Description of Property                                                    21
Management of the Company                                                  21
Director and Executive Compensation                                        22
Director's and Officers' Indemnification and Insurance                     22
Principal Shareholders                                                     22
Interest of Management and Others in Certain Transactions                  23
Summary Financial Data                                                     23
Dividend Policy                                                            23
Capitalization                                                             24
Dilution                                                                   24
Description of Common Stock                                                25
Legal Proceedings                                                          26
Certain Federal Income Tax Considerations                                  26
Legal Matters                                                              26
Experts                                                                    26
Transfer Agent                                                             26
Financial Statements                                                       F-1


Until the (90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.   Indemnification of Directors and Officers

If   applicable,   the   Broker-Dealer   Selling   Agreement  will  provide  for
indemnification of the Company, and its officers, directors and employees against certain liabilities. **If applicable.

Item 14.   Other Expenses of Issuance and Distribution

All expenses. including all allocated general administrative and overhead expenses. related to the offering or the organization of the Company will be borne by the Company. The following table sets forth a reasonable itemized statement of all anticipated out-of-pocket and overhead expenses (subject to future contingencies) to be incurred in connection with the distribution of the securities being registered, reflecting the minimum and maximum subscription amounts.

                                                  Minimum       Maximum
                                                 ---------     ---------
        SEC Registration Fee                     $     278     $     278
        Printing and Engraving Expenses              2,000        19,000
        Legal Fees and Expenses                      5,000         5,000
        Edgar Fees                                   1,800         1,800
        Marketing and Due Diligence Expenses         3,000        60,000
        Accounting Fees and Expenses                 1,000         1,000
        Blue Sky Fees and Expenses                   5,000         5,000
        Miscellaneous                                  200           200
                                                 ---------     ---------
                  TOTAL                          $  18,278     $  96,278

Item 15.   Recent Sales of Unregistered Securities

        The Company sold to its founder 600,000 shares of common stock which was issued to him for $2,000, composed of $500 cash and $1,500 of his services. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction during July 1999, the founder, sole officer and director purchased stock for a combination of $500 cash and $2,000 of services.

        The Company sold to two companies, a total of 400,000 shares in consideration for $20,000 which was used to pay for the website. This stock was sold at $0.05 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction during August 1999, these companies purchased stock for $20,000 cash.

Item 16.   Exhibits

         The following Exhibits are filed as part of the Registration Statement:

Exhibit No.                Identification of Exhibit
-----------                -------------------------
   3.1    -      Articles of Incorporation
   3.2    -      By Laws
   4.2    -      Specimen Stock Certificate
  10.4    -      Subscription Escrow Agreement
  10.5**  -      Form of Broker-Dealer Selling Agreement
  10.6    -      Form of Subscription Agreement
  23.1    -      Opinion of T. Alan Owen & Associates, Attorneys at Law
  23.2    -      Consent of T. Alan Owen & Associates, Attorneys at Law
  23.3    -      Consent of Charles E. Smith, Certified Public Accountant

** To be filed by amendment by Registrant if broker dealers are engaged to sell

Item 17.   Undertakings

         The Registrant hereby undertakes to:

         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

                  (i) Include any prospectus required by section 10(a)(3) of the Securities Act; and
                  (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement.

         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form SB-1 and authorizes this Registration Statement to be signed on its behalf by the undersigned, being duly authorized, in the City of Garland, State of Texas, on the 2nd day of May, 2000.

                                            WHOLESALE ON THE NET, INC.


                                            By:  /s/  Thomas Bieger
                                                -------------------------------
                                                      Thomas Bieger, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Signature                   Title                            Date
-----------------------     -----------------------     -----------------------
                            President, Secretary,
/s/  Thomas Bieger          Treasurer; Director              May 2, 2000